UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2 )*

CARROLS RESTAURANT GROUP, INC.

(Name of issuer)

Common Stock, Par Value $0.01

(Title of class of securities)

14574X104

(CUSIP number)

Jill Granat General Counsel and Corporate Secretary Restaurant Brands International Inc. 130 King Street West, Suite 300, P.O. Box 339 Toronto, Ontario M5X 1E1 (905) 845-6511	with copies to: Kara L. MacCullough Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301

(Name, address and telephone number of person authorized to receive notices and communications)

April 30, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP number 14574X104	Page 2 of 11 Pages

(1)	Names of reporting persons Restaurant Brands International Inc. (IRS Identification Number 98-1202754)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,414,580 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,414,580 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 9,414,580 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.5%(1)
(14)	Type of reporting person (see instructions) CO

(1)	See Item 5(a) below.

SCHEDULE 13D/A
CUSIP number 14574X104	Page 3 of 11 Pages

(1)	Names of reporting persons Restaurant Brands International Limited Partnership (IRS Identification Number 98-1206431)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Ontario

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,414,580 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,414,580 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 9,414,580 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.5% (1)
(14)	Type of reporting person (see instructions) PN

(1)	See Item 5(a) below.

SCHEDULE 13D/A
CUSIP number 14574X104	Page 4 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on June 8, 2012 (as so amended, the “Schedule 13D”) by Burger King Holdings, Inc., a Delaware corporation (“BKH”), as the parent of Burger King Corporation, a Florida corporation (“BKC”), with respect to the common stock, par value $0.01 per share (the “Carrols Common Stock”), of Carrols Restaurant Group, Inc. (the “Issuer”), a Delaware corporation , beneficially owned by BKC.

The Issuer is the successor issuer to Carrols Restaurant Group, Inc. (now known as Carrols Holdco Inc. and hereinafter referred to as “OldCRG”) under Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The term Carrols Common Stock refers to (1) before the Holding Company Reorganization, the common stock, par value $0.01 per share, of OldCRG and (2) after the Holding Company Reorganization, the common stock, par value $0.01 per share, of the Issuer.

The principal executive offices of the Issuer are located at 968 James Street, Syracuse, New York 13203.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

This Amendment is being filed by Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario (“Partnership”) and Restaurant Brands International Inc., a Canadian corporation (“RBI”), the general partnership of Partnership (Partnership and RBI, together, the “Reporting Persons”). The principal executive offices of each of the Reporting Persons are located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1.

The Partnership is the indirect holding company of BKH. Each of the Reporting Persons is an indirect holding company for The TDL Group Corp. (“Tim Hortons”) and its consolidated subsidiaries, Burger King Worldwide, Inc. (“Burger King”) and its consolidated subsidiaries (including BKC and its parent), and Popeyes Louisiana Kitchen, Inc. (“Popeyes”) and its consolidated subsidiaries. The Reporting Persons, together, is one of the world’s largest quick service restaurant companies.

Partnership indirectly beneficially owns the shares of Carrols Common Stock directly beneficially owned by its wholly-owned subsidiaries. As the sole general partner of Partnership, RBI may also be deemed to indirectly beneficially own the shares of Carrols Common Stock beneficially owned by Partnership.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the respective executive officers, directors, control persons or general partner, as applicable, of the respective Reporting Persons that contains the following information with respect to each such person, as applicable: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted), and (d) citizenship.

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors, control persons or general partner, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D/A
CUSIP number 14574X104	Page 5 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

On April 30, 2019, the Issuer consummated the transactions contemplated by the Agreement and Plan of Merger dated as of February 19, 2019 (the “Cambridge Merger Agreement”) by and among the Issuer, OldCRG, GRC MergerSub Inc. (“Carrols MergerSub”), GRC MergerSub LLC (“Carrols CFP MergerSub”) and Cambridge Franchise Partners, LLC (“CFP”), Cambridge Franchise Holdings, LLC, a wholly owned subsidiary of CFP (“Cambridge Holdings”), and New CFH, LLC (“New CFH”) which consisted of (i) the merger and of Carrols MergerSub and OldCRG with OldCRG as the surviving entity which resulted in OldCRG becoming a wholly-owned subsidiary of the Issuer, (the “Holding Company Reorganization”) and (ii) the merger of Carrols CFP MergerSub and New CFH with New CFH as the surviving entity pursuant to which the Issuer purchased the business of the subsidiaries of Cambridge Holdings, which includes 165 Burger King® restaurants, 55 Popeyes® restaurants, six convenience stores and certain real property in consideration of shares of 7,364,413 shares of Carrols Common Stock and 10,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of NewCRG (the “NewCRG Series C Preferred Stock”). The NewCRG Series C Preferred Stock is subject to certain restrictions on conversion (the “Cambridge Conversion Limitation”). However, pursuant to the Cambridge Merger Agreement, the Issuer agreed to propose at the next annual meeting of the Issuer’s stockholders and any subsequent meeting of the Issuer’s stockholders, if necessary, a proposal to remove the Cambridge Conversion Limitation.

Pursuant to the Holding Company Reorganization, each share of Carrols Common Stock issued and outstanding immediately prior to the Holding Company Reorganization was automatically converted into an equivalent corresponding share of Carrols Common Stock, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Carrols Common Stock being converted. Each share of OldCRG Series B Convertible Preferred Stock, par value $0.01 per share (the “OldCRG Series B Convertible Preferred Stock”), issued and outstanding immediately prior to the Holding Company Reorganization (and held by the Investors was automatically converted into an equivalent corresponding share of NewCRG Series B Convertible Preferred Stock, par value $0.01 per share (the “NewCRG Series B Preferred Stock”), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of OldCRG Series B Convertible Preferred Stock being converted. Accordingly, upon consummation of the Holding Company Reorganization, the Investors became stockholders of the Issuer. Following the consummation of the Holding Company Reorganization, shares of Carrols Common Stock will continue to trade on the NASDAQ Global Market symbol “TAST”.

On April 30, 2019, two subsidiaries of the Reporting Persons (Burger King Corporation (“BKC”) and Blue Holdco 1, LLC) (collectively the “Investors”), Cambridge Holdings and the Issuer entered into a Voting Agreement (the “Cambridge Voting Agreement”), pursuant to which (i) the Investors will agree to vote their respective shares of NewCRG Series B Convertible Preferred Stock that they hold in favor of a proposal at any annual or special meeting of the Issuer’s stockholders, or execute written consents in lieu of any annual or special meeting, to remove the Cambridge Conversion Limitation and against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, disadvantage or adversely effect the removal of the Cambridge Conversion Limitation and (ii) Cambridge Holdings will agree to vote its shares of Carrols Common Stock that it holds in favor of a proposal at any annual or special meeting of the Issuer’s stockholders, or execute written consents in lieu of any annual or special meeting, to amend the Certificate of Designations of the NewCRG Series B Preferred Stock (the “Series B Certificate of Designations”) changing the definition of (A) the Director Step-Down Date (as defined in the Series B Certificate of Designations) to occur upon the first date on which the number of shares of Carrols Common Stock into which the outstanding shares of NewCRG Series B Preferred Stock held by the Investors are then convertible constitute less than 11.5% of the total number of outstanding shares of Carrols Common Stock and (B) Director Cessation Date (as defined in the NewCRG Series B Certificate of Designations) as the first date on which the number of shares of Carrols Common Stock into which the outstanding shares of NewCRG Series B Preferred Stock held by the Investors are then convertible constitute less than 7.5% of the total number of outstanding shares of Carrols Common Stock (collectively the “Director Step Down Definitions”). The Voting Agreements will terminate upon the date on which the removal of the Cambridge Conversion Limitation and the Director Step Down Definitions are approved by the Issuer’s stockholders.

On April 30, 2019, the Investors, OldCRG, Carrols Corporation and the Issuer entered into the Consent Agreement (the “Consent Agreement”) which provides, among other things, that the Issuer (i) include in the Issuer’s proxy statement for the next annual meeting of stockholders, a proposal soliciting the Issuer’s stockholders’ affirmative vote at such annual meeting of stockholders for approval of a modification of the following definitions

SCHEDULE 13D/A
CUSIP number 14574X104	Page 6 of 11 Pages

included in the Series B Certificate of Designations: (a) “Director Step-Down Date” to be modified by replacing the percentage set forth therein (14.5%) with 11.5% and (b) “Director Cessation Date” to be modified by replacing the percentage set forth therein (10%) with 7.5% to reflect the increase in the number of directors of the Issuer (the “Stockholder Approval”) and (ii) use its commercially reasonable efforts to solicit its stockholders’ approval of such proposal and to cause the board of directors of the Issuer to recommend to the stockholders that they vote in favor of such proposal, unless the board of directors of the Issuer determines, after consultation with outside legal counsel, that making such recommendation would reasonably be expected to cause the board of directors to be in breach of its fiduciary duties under applicable law. If the Stockholder Approval is not obtained at an annual meeting of stockholders of the Issuer, then the Issuer will use its commercially reasonable efforts (including continuing to recommend the Stockholder Approval to the stockholders) to obtain the Stockholder Approval at each of the following meetings of the stockholders of the Issuer until such Stockholder Approval is obtained. The Issuer entered into the forgoing obligations in consideration for the consent of the Investors under the Series B Certificate of Designations for certain matters related to the mergers and the Holding Company Reorganization.

The foregoing summaries of the Cambridge Voting Agreement and the Consent Agreement are not intended to be complete and are qualified by reference to the copy of such documents included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The disclosures in Item 3 above are hereby incorporated by reference into this Item 4.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

(d) Pursuant to the Series B Certificate of Designations, the Investors have the right to elect two members of the Issuer’s Board of Directors (the “Board”) as Class B Directors (as defined in the Series B Certificate of Designations) until the date on which the number of shares of Carrols Common Stock into which the outstanding shares of NewCRG Series B Preferred Stock held by the Investors are then convertible constitutes less than 14.5% of the total number of outstanding shares of Carrols Common Stock (the “Director Step-Down Date”). From the Director Step-Down Date to the date on which the number of shares of Carrols Common Stock into which the outstanding shares of NewCRG Series B Preferred Stock held by the Investors are then convertible constitute less than 10% of the total number of outstanding shares of Carrols Common Stock, the Investors will have the right to elect one member to the Board as a Class B Director. The Class B Directors are a separate class of directors on the Board from the Class I, Class II and Class III directors of the Board. José E. Cil and Matthew Dunnigan, executive officers of the Reporting Persons, are the two directors designated by the Investors to serve as the Class B Directors of the Issuer.

At the Issuer’s next annual meeting annual meeting of the Issuer’s stockholders and any subsequent meeting of the Issuer’s stockholders, if necessary, the Issuer will include a proposal to amend the Series B Certificate of Designations to amend the Director Step Down Definitions, as described above.

The foregoing summary of the Series B Certificate of Designations is not intended to be complete and is qualified by reference to the copy of such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As the indirect parent of its indirect wholly-owned subsidiaries, as of the date of this Amendment, Partnership indirectly beneficially owns 9,414,580 shares of Carrols Common Stock which it has the right to acquire upon the conversion of shares of NewCRG Series B Preferred Stock of the Issuer. Such shares of Carrols Common Stock represent 17.5% of the outstanding Carrols Common Stock as of the date of this Amendment. As the sole general partner of Partnership, RBI may be deemed to indirectly beneficially own the shares of Carrols Common Stock directly beneficially owned by Partnership’s indirect wholly-owned subsidiaries. Except as set forth in this Amendment, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Carrols Common Stock or have any right to acquire any shares of Carrols Common Stock.

SCHEDULE 13D/A
CUSIP number 14574X104	Page 7 of 11 Pages

As the indirect parent of its indirect wholly-owned subsidiaries, Partnership indirectly possesses sole voting and dispositive power over 9,414,580 shares of Carrols Common Stock. For the reasons described in paragraph (a) above, RBI may be deemed to indirectly possess sole voting and dispositive power over 9,414,580 shares of Carrols Common Stock.

As a result of the Cambridge Voting Agreement, the Reporting Persons and Cambridge Holdings have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder. The group formed thereby beneficially owns an aggregate of 16,778,993 shares of Carrols Common Stock, or 31.2% of the outstanding shares of Carrols Common Stock. Based solely on information provided by Cambridge Holdings, Cambridge Holdings beneficially owns 7,364,413 shares of Carrols Common Stock, or 16.6% of the outstanding shares of Carrols Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership over any shares of Carrols Common Stock that they may be deemed to beneficially own solely by reason of the Cambridge Voting Agreement.

(c) No transactions in the Carrols Common Stock have been effected by the Reporting Persons, or to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A, during the 60 days prior to the date of this Amendment.

(d) As the general partner of Partnership, RBI indirectly has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Carrols Common Stock described in paragraph (a) above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or any of the persons listed in Annex A, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.1	Joint Filing Agreement between the Reporting Persons, dated December 6, 2018 (incorporated by reference to Exhibit 7.1 to the Schedule 13D/A (Amendment No. 1) filed by the Reporting Persons on December 6, 2018).

Exhibit 7.2	Voting Agreement between Burger King Corporation, Blue Holdco 1, LLC, Cambridge Franchise Holdings, LLC and Carrols Holdco Inc., dated April 30, 2019. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 6, 2019).

Exhibit 7.3	Consent Agreement, dated as of April 30, 2019, among the Issuer, Carrols Holdco Inc. (formerly Carrols Restaurant Group, Inc.), Carrols Corporation, Burger King Corporation and Blue Holdco 1, LLC . (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 6, 2019).

ANNEX A

3G Restaurant Brands Holdings LP

3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership, owns over 40% of the combined voting power of Restaurant Brands International Inc. through its ownership of an aggregate of 218,166,502 Partnership exchangeable units of Restaurant Brands International Limited Partnership, with voting rights in respect of the common shares of Restaurant Brands International Inc. on a one vote per exchangeable unit basis. The principal business of 3G Restaurant Brands Holdings LP is to act as an investment vehicle for its limited partners and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. The general partner of 3G Restaurant Brands Holdings LP is 3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company, is the general partner of 3G Restaurant Brands Holdings LP. The principal business of 3G Restaurant Brands Holdings General Partner Ltd. is to act as the general partner of 3G Restaurant Brands Holdings and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. Set forth below are the name and present principal occupation or employment of each director of 3G Restaurant Brands Holdings General Partner Ltd. as of the date hereof. Each director’s business address is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

Name	Present Principal Occupation and Principal Business Address	Citizenship
Board of Directors

Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital	Brazil
Jorge Lemann	Co-founding partner and board member, 3G Capital	Brazil
Carlos Alberto Sicupira	Co-founding partner and board member, 3G Capital	Brazil
Marcel Telles	Co-founding partner and board member, 3G Capital	Brazil
Roberto Moses Thompson Motta	Co-founding partner and board member, 3G Capital	Brazil

Restaurant Brands International Inc.

Set forth below are the name and present principal occupation or employment of each director and executive officer of Restaurant Brands International Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1 and (y) the name, principal business and address of the corporation or other organization in which the executive officer’s employment is conducted refers to Restaurant Brands International Inc. as described in response to Item 2 of this Schedule 13D.

Name	Present Principal Occupation and Principal Business Address	Citizenship
Executive Officers

Daniel S. Schwartz	Executive Chairman	United States
José E. Cil	Chief Executive Officer	United States
Matthew Dunnigan	Chief Financial Officer	United States
Joshua Kobza	Chief Operating Officer	United States

Alexandre Macedo	President, Tim Hortons	United States, Brazil and Luxembourg
Felipe A. Athayde	Brand President, Popeyes, Americas	United States
Jacqueline Friesner	Controller and Chief Accounting Officer	United States
Jill M. Granat	General Counsel and Corporate Secretary	United States

Board of Directors
Alexandre Behring	Founding Partner and Managing Partner, 3G Capital Partners LP 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Marc Caira	Vice Chairman, Restaurant Brands International Inc.	Canada
João M. Castro-Neves	Partner, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Martin E. Franklin	Founder and CEO of Mariposa Capital LLC 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139	United Kingdom
Paul J. Fribourg	Chairman and CEO, Continental Grain Company 767 Fifth Avenue, 15th Floor, New York, NY 10153	United States
Neil Golden	Director, Restaurant Brands International Inc.	United States
Ali Hedayat	Founder and Managing Director, Maryana Capital 50 Ardwold Gate, Toronto ON M5R 2W2, Canada	Canada
Golnar Khosrowshahi	Chief Executive Officer, Reservoir Media Management Reverb House, Bennett Street, London W4 2AH, United Kingdom	Canada
Daniel S. Schwartz	Executive Chairman, Restaurant Brands International Inc.	United States
Carlos Alberto Sicupira	Co-founding partner and board member, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Roberto Moses Thompson Motta	Co-founding partner and board member, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Alexandre Van Damme	Director, Restaurant Brands International Inc.; Director, Anheuser-Busch InBev	Belgium

Restaurant Brands International Limited Partnership

The general partner of Restaurant Brands Limited Partnership is Restaurant Brands International Inc. See details above regarding the executive officers and directors of Restaurant Brands International Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 9, 2019	RESTAURANT BRANDS INTERNATIONAL INC.

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary